UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

World Energy Solutions, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

98145W208
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON ARDSLEY ADVISORY PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON ARDSLEY PARTNERS I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON PHILIP J. HEMPLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON SPENCER HEMPLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,798
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER 55,798
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON BENJAMIN IAN BLOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of World Energy Solutions, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Front Street, Worcester, Massachusetts 01608.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the Shares directly owned by it;

(ii)	Ardsley Advisory Partners, a New York general partnership ("Ardsley"), as the investment adviser of Ardsley Energy;

(iii)	Ardsley Partners I, a New York general partnership ("Ardsley Partners"), as the general partner of Ardsley Energy;

(iv)	Philip J. Hempleman, as the managing partner of Ardsley and Ardsley Partners;

(v)	Spencer Hempleman, as the portfolio manager of Ardsley Energy and with respect to the Shares directly held by him;

(vi)	Benjamin Ian Block, with respect to the Shares directly held by him;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 262 Harbor Drive, Stamford, Connecticut 06902.

(c)           The principal business of Ardsley Energy is serving as a private investment limited partnership.  The principal business of Ardsley is serving as investment manager to certain private investment funds, including Ardsley Energy, and to make investment decisions on behalf of these private investment funds.  The principal business of Ardsley Partners is serving as the general partner of certain limited partnerships, including Ardsley Energy.  Mr. Philip Hempleman serves as managing partner of Ardsley and Ardsley Partners.  Mr. Spencer Hempleman serves as portfolio manager of Ardsley Energy and as a partner of Ardsley and Ardsley Partners.  Mr. Benjamin Block serves as a partner of Ardsley and Ardsley Partners.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 98145W208

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Philip Hempleman, Spencer Hempleman and Benjamin Block are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Ardsley Energy were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 832,995 Shares beneficially owned by Ardsley Energy is approximately $3,152,886, excluding brokerage commissions.

The aggregate purchase price of the 55,798 Shares owned directly by Mr. Spencer Hempleman is approximately $177,159.  Mr. Spencer Hempleman acquired these Shares with personal funds.

The aggregate purchase price of the 25,000 Shares owned directly by Mr. Benjamin Block is approximately $91,750.  Mr. Benjamin Block acquired these Shares with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 9, 2014, Ardsley delivered a letter to Dr. Edward Libbey, the Chairman of the Board of Directors of the Issuer (the “Board”).  In the letter, Ardsley outlined its belief that the Issuer has the capability to become a competitive frontrunner in an expanding, multi-billion dollar market.  Ardsley further stated that following certain strategic modifications within the control of management and the Board, the market will begin to fully appreciate the Issuer’s value as a high growth, high margin and high recurring revenue business that requires a relatively low level of capital investment.  Ardsley also stated in the letter that the traditional energy sector is in a state of massive disruption due to continued deregulation and the growing presence of distributed generation, and that out of this disruption come significant opportunities for the Issuer to regain its focus on being a pure-play provider of energy procurement, primarily for large enterprises.

As one of the Issuer’s largest long-term shareholders, Ardsley stated in the letter that it has attempted to highlight these favorable industry trends for the benefit of the Issuer’s management and the Board and to express its views regarding strategic initiatives that it believes can multiply the Issuer’s value over the long-term.  Specifically, Ardsley emphasized in the letter that the Issuer should: (i) with respect to its energy procurement business, build a world-class sales force to accelerate sales to large accounts and generate brand awareness; (ii) cease all investments into the Issuer’s unprofitable energy efficiency business and explore a sale of these assets; and (iii) build revenues through new channels and capitalize on trends in distributed generation.

CUSIP NO. 98145W208

In the letter, Ardsley stated that the Issuer has been unwilling or unable to convert these suggestions into action, and, as such, would benefit from a refreshed Board consisting of new Board members with deep operating experience and who are committed to fully exploring the above initiatives to significantly enhance shareholder value.  Ardsley concluded its letter by stating that there is a lot to like about the Issuer and that under the direction of a refreshed Board, the Issuer can become a market leader in an expending, multi-billion dollar energy procurement market.  Ardsley also stated its belief that the Board, however, has an obligation to examine the premium that potential acquirers are willing to pay for the Issuer today.  As such, Ardsley believes it is incumbent upon the current Board to fully evaluate all strategic alternatives to maximize shareholder value at the Issuer, including a sale.  Ardsley stated that it looks forward to engaging in a constructive dialogue with management and remains amenable to working with the current Board to appoint new directors who are committed to enhancing the Issuer’s growth prospects through implementation of the strategic initiatives outlined by Ardsley.  A copy of Ardsley’s letter to the Board is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,234,186 Shares outstanding, as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

A.	Ardsley Energy

(a)	As of the close of business on January 6, 2014, Ardsley Energy beneficially owned 832,995 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 832,995
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 832,995

CUSIP NO. 98145W208

(c)	The transactions in the Shares by Ardsley Energy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Ardsley

(a)	As of the close of business on January 6, 2014, Ardsley, as the investment manager of Ardsley Energy may be deemed to beneficially own the 832,995 Shares held by Ardsley Energy.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 832,995
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 832,995

(c)
Ardsley has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Ardsley Energy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Ardsley Partners

(a)	As of the close of business on January 6, 2014, Ardsley Partners, as the general partner of Ardsley Energy may be deemed to beneficially own the 832,995 Shares held by Ardsley Energy.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 832,995
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 832,995

(c)
Ardsley Partners has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Ardsley Energy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Philip Hempleman

(a)
As of the close of business on January 6, 2014, Mr. Philip Hempleman, as the managing partner of Ardsley and Ardsley Partners, may be deemed to beneficially own the 832,995 Shares held by Ardsley Energy.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 832,995
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 832,995

CUSIP NO. 98145W208

(c)
Mr. Philip Hempleman has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Ardsley Energy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Spencer Hempleman

(a)
As of the close of business on January 6, 2014, Mr. Spencer Hempleman: (i) as the portfolio manager of Ardsley Energy, may be deemed to beneficially own the 832,995 Shares held by Ardsley Energy, and (ii) may be deemed to beneficially own the 55,798 Shares he holds directly.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 55,798
2. Shared power to vote or direct vote: 832,995
3. Sole power to dispose or direct the disposition: 55,798
4. Shared power to dispose or direct the disposition: 832,995

(c)	Mr. Spencer Hempleman has not entered into any transactions in the Shares during the past sixty days.

F.	Mr. Benjamin Block

(a)	As of the close of business on January 6, 2014, Mr. Benjamin Block, may be deemed to beneficially own the 25,000 Shares he holds directly.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Benjamin Block during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 9, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 98145W208

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Ardsley Partners Renewable Energy Fund, L.P., Ardsley Advisory Partners, Ardsley Partners I, Philip J. Hempleman, Spencer Hempleman and Benjamin Ian Block, dated January 9, 2014.

99.2	Letter to the Chairman of the Board of Directors of World Energy Solutions, Inc., dated January 9, 2014.

CUSIP NO. 98145W208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2014	ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

	By:	Ardsley Partners I, its General Partner

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	General Partner

ARDSLEY ADVISORY PARTNERS

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	Partner

ARDSLEY PARTNERS I

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	Attorney in fact for Philip J. Hempleman*

/s/ Spencer Hempleman
SPENCER HEMPLEMAN

/s/ Benjamin Ian Block
BENJAMIN IAN BLOCK

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP NO. 98145W208

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

100	$3.7500	11/21/2013
30,000	$3.9000	11/26/2013
200,000	$4.0500	12/06/2013

BENJAMIN IAN BLOCK

800	$4.0100	12/11/2013
2,582	$4.1000	12/18/2013